UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 1, 2023

KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

KT Corporation (“KT”) plans to hold a conference call for the 2023 Q2 earnings results as follows:

1.	Agenda:

•	Earnings Results for the 2nd Quarter of 2023

•	Q&A Session

2.	Date and Time:

•	August 7, 2023 at 16:00 (KST)

3.	Venue / Participants:

•	Conference Call / Analysts and Institutional Investors

4.	Instructions:

A. Prior to conference call

•	Pre-register :

•	Participants must pre-register at http://pin.teletogether.com/eng/ to receive their PIN codes. (Passcode to enter site and to fill out a register form: 1588)

B. On the day of conference call

•	Dial-in :

•	Dial +82-31-810-3126, enter 1588 + #, then enter issued PIN code + #.

•	Access Presentation Slides :

•	Please refer to below URL address to view webcasting of presentation associated with this conference call. (https://irsvc.teletogether.com/kt/kt2023Q2_eng.php)

•	Archived Information:

•

Following the session on August 7, 2023, materials in respect to the call will be posted on KT’s IR website below. Voice recording of the call will also be available. https://corp.kt.com/eng/html/investors/resources/earnings.html

Thank you for your continued interest in KT, and we look forward to your participation.